Exhibit 99.4

MINE SAFETY DISCLOSURE

The Company is committed to the health and safety of its employees and to providing an incident free workplace. The Company has one operating mine, the Florida Canyon Mine, located in Nevada, United States. The Florida Canyon Mine is subject to MSHA regulation under the Mine Act. MSHA inspects our mining operations on a regular basis and issues various citations and orders when it believes a violation has occurred under the Mine Act.

Under the Dodd-Frank Act, each operator of a U.S. coal or other mine is required to include certain mine safety results within its periodic reports filed with the SEC. As required by the reporting requirements included in §1503(a) of the Dodd-Frank Act and Item 104 of Regulation S-K (17 CFR 229.104), we present the following items regarding certain mining safety and health matters, for the year ended December 31, 2024, for the Florida Canyon Mine.

The table that follows reflects citations and orders issued to us by MSHA during the year ended December 31, 2024.  The table does not reflect orders or citations issued to independent contractors working at the Florida Canyon Mine. During the year ended December 31, 2024, the Florida Canyon Mine has not received written notice from MSHA of a pattern of violations or the potential to have such a pattern of violations of mandatory health or safety standards that are of such nature as could have significantly and substantially contributed to the cause and effect of coal or other mine health or safety standards under section 104(e) of the Mine Act.

MSHA Mine ID No.	Mine Name	Section 104 S&S Citations(1)	Section 104(b) Orders(2)	Section 104(d) Citations and Orders(3)	Section 110(b)(2) Violations(4)	Section 107(a) Orders(5)	Total Dollar Value of MSHA Assessments Proposed(6)	Total Number of Mining Related Fatalities(7)
2601947	Florida Canyon Mine	0	0	0	0	0	$ 882	0
	Total	0	0	0	0	0	$ 882	0

Notes:

(1) The total number of violations of mandatory health or safety standards that could significantly and substantially contribute to the cause and effect of a coal or other mine safety or health hazard under section 104 of the Mine Act (30 U.S.C. 814) for which the operator received a citation from MSHA.

(2) The total number of orders issued under section 104(b) of the Mine Act (30 U.S.C. 814(b)).

(3) The total number of citations and orders for unwarrantable failure of the mine operator to comply with mandatory health or safety standards under section 104(d) of the Mine Act (30 U.S.C. 814(d)).

(4) The total number of flagrant violations under section 110(b)(2) of the Mine Act.

(5) The total number of imminent danger orders issued under section 107(a) of the Mine Act (30 U.S.C. 817(a)).

(6) The total dollar value of proposed assessments from MSHA under the Mine Act (30 U.S.C. 801 et seq.).

(7) The total number of mining-related fatalities.

The table below presents legal actions pending before the Federal Mine Safety and Health Review Commission (the "Commission") for the Florida Canyon Mine as of December 31, 2024, together with the number of legal actions initiated and the number of legal actions resolved during the year ended December 31, 2024.

MSHA Mine ID No.	Mine Name	Contests of Citations and Orders (Subpart B)	Contests of Proposed Penalties (Subpart C)	Complaints for Compensation (Subpart D)	Complaints of Discharge, Discrimination or Interference (Subpart E)	Applications of Temporary Relief (Subpart F)	Appeals of Judges' Decisions or Orders (Subpart H)	Legal Actions Initiated During the Year	Legal Actions Resolved During the Year
2601947	Florida Canyon Mine	0	0	0	0	0	0	0	0
	Total	0	0	0	0	0	0	0	0